FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                3 November 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. Proposed Sale of BA Connect




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  3 November 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Proposed Sale of BA Connect


PROPOSED SALE OF BA CONNECT TO FLYBE

British Airways announced today that it has reached agreement in principle to sell the regional operation of its subsidiary airline BA Connect to Flybe.

BA Connect also operates from London City Airport and between Manchester and New York. These services will not form part of the proposed sale nor will the regional ground handling business, British Airways Regional Ltd.

Willie Walsh, British Airways chief executive said: "Point to point regional operations are not a strategic part of our business and we believe that such activities are better undertaken by a regional low cost airline.

"Despite the best efforts of the entire team at BA Connect, we do not see any prospect of profitability in its current form.

"The proposed sale to Flybe provides the best opportunity to secure the long-term future for the many dedicated staff in BA Connect. British Airways will have a 15 per cent investment in Flybe on completion of the disposal.

"London City services complement our mainline business at Heathrow. For this reason they are not included in the proposed sale."

It is envisaged that once the sale of the regional business of BA Connect to Flybe is completed, there will be a transition period until the start of the summer schedule on March 25, 2007 while the handover of responsibilities is undertaken.


ends

November 3, 2006
                                     108/SR/06

Notes to editors

The proposed transaction is subject to a number of conditions including board approval, documentation and due diligence.

British Airways announced a write down of GBP106 million of its investment in BA Connect. There is not expected to be a further material profit or loss on disposal.

BA Connect, based in Manchester, employs 1900 staff and operates 52 routes from 13 UK regional airports. The airline is expected to carry 3.5 million passengers on regional services in 2006/07.

Flybe, based in Exeter, employs 1800 staff in the UK regions and operates 101 routes from 21 UK regional airports. The airline is expected to carry 6 million passengers in 2006/07.

Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's Business Plan programs, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemize all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2006.